UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed
pursuant to Rule 13d-2(a).

ASPECT COMMUNICATIONS CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

04523Q102
(CUSIP Number)

ROBERT F. SMITH
c/o VISTA EQUITY PARTNERS, LLC
150 CALIFORNIA STREET, 19TH FLOOR
SAN FRANCISCO, CALIFORNIA 94111
(415) 765-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 04523Q102	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS VISTA EQUITY FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,222,222
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,222,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,222,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No. 04523Q102	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS VEFIIGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,222,222
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,222,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,222,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%
14	TYPE OF REPORTING PERSON* OO, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

SCHEDULE 13D

CUSIP No. 04523Q102	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ROBERT F. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,250,893
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,250,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,250,893
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%
14	TYPE OF REPORTING PERSON* IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

              The statement on Schedule 13D previously filed on January 30, 2003, as amended by Amendment No. 1 filed on February 18, 2004 (“Amendment No. 1”), by Vista Equity Fund II, L.P. (“Vista”), VEFIIGP, LLC (“VEFIIGP”) and Robert F. Smith (“Mr. Smith” and, together with Vista and VEFIIGP, the “Reporting Persons”) with respect to shares of Common Stock, par value $0.01 per share (the “Common Stock”) of Aspect Communications Corporation (the “Company”) is hereby further amended and supplemented. Except as amended and supplemented by Amendment No. 1 and hereby, the original statement on Schedule 13D remains in full force and effect. Defined terms used in this Amendment No. 2 and not defined herein have the meanings ascribed to them in the original statement on Schedule 13D or Amendment No. 1.

ITEM 4.	PURPOSE OF TRANSACTION.

              Vista entered into a Conversion Agreement, dated as of February 13, 2004 (the “Conversion Agreement”), with the Issuer and Vista Equity Partners, LLC (“Partners”) pursuant to which, in accordance with the Certificate of Determination of Rights, Preferences and Privileges of Series B Convertible Preferred Stock of the Issuer, dated as of January 21, 2003 (the “Certificate”), and on the terms and subject to the conditions set forth in such agreement, Vista had agreed to convert its 50,000 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”) of the Issuer into an aggregate of 22,222,222 shares of Common Stock of the Issuer, as more fully described in further detail in Item 6 of Amendment No. 1.

              On June 30, 2004, the Conversion Agreement terminated automatically pursuant to the terms thereof because the closing of the transactions contemplated by the Conversion Agreement had not been consummated by that date.

              Except as disclosed above, as of the date of the filing of this Amendment No. 2, none of the Reporting Persons has any other plan or proposal which relates to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

              The percentage of the Issuer’s outstanding Common Stock reported herein as beneficially owned by the Reporting Persons is based upon 58,488,566 outstanding shares of Common Stock reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, and 22,222,222 shares of Common Stock issuable upon conversion of the Series B Preferred Stock issued to Vista pursuant to the Preferred Stock Purchase Agreement.

              VEFIIGP is the managing general partner of Vista. Mr. Smith is the managing and sole member of VEFIIGP. Accordingly, securities owned by Vista may be regarded as being beneficially owned by VEFIIGP; and securities owned by VEFIIGP may be regarded as being beneficially owned by Mr. Smith. Mr. Smith and VEFIIGP disclaim beneficial ownership of the shares of Common Stock of the Issuer held by Vista, except to the extent of their pecuniary interest in the shares, if any.

               In connection with Mr. Smith’s position as a director of the Issuer, he and the other directors periodically acquired shares of Common Stock, or stock options for shares of Common Stock. As of the date of the filing of this Amendment No. 2, Mr. Smith has acquired an aggregate of 4,671 shares of Common Stock in accordance with the terms of the Issuer’s Annual Retainer Compensation Plan. In addition, Mr. Smith has acquired stock options for 24,000 shares of Common Stock, 25% of which vest on each anniversary date of the initial grant. In addition, on September 2, 2003, Mr. Smith was granted stock options for 6,000 shares of Common Stock, 25% of which vest on each anniversary date of the initial grant, and none of which are exercisable within 60 days.

               Each of the Reporting Persons has shared power to vote or direct the vote and dispose of or direct the disposition of the Common Stock beneficially owned by such Reporting Persons. Except as set forth in this Amendment No. 2, to the best of the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in securities of the Issuer during the past 60 days

Page 5 of 7 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Agreement of Joint Filing pursuant to Rule 13d-1(K), dated as of July 2, 2004, by and among the Reporting Persons.

Page 6 of 7 Pages

SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2004	VISTA EQUITY FUND II, L.P. By: VEFIIGP, LLC, its Managing General Partner
	By:	/s/ Robert F. Smith

		Name: Title:	Robert F. Smith Managing Member

VEFIIGP, LLC
By:	/s/ Robert F. Smith

	Name: Title:	Robert F. Smith Managing Member

ROBERT F. SMITH
/s/ Robert F. Smith

Page 7 of 7 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

            In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any amendments thereto, with respect to the Common Stock of Aspect Communications Corporation and that this Agreement be included as an Exhibit to such filing.

            This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

            IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of July 2, 2004.

VISTA EQUITY FUND II, L.P. By: VEFIIGP, LLC, its Managing General Partner
By:	/s/ Robert F. Smith

	Name: Title:	Robert F. Smith Managing Member

VEFIIGP, LLC
By:	/s/ Robert F. Smith

	Name: Title:	Robert F. Smith Managing Member

ROBERT F. SMITH
/s/ Robert F. Smith